UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2025

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Securities Purchase Agreement

On November 24, 2025, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company has agreed to sell and issue to the Purchasers in a private placement (the “Private Placement”) an aggregate of 212,000,000 ordinary shares, par value NIS 0.40 per share, of the Company (the “Ordinary Shares” and such Ordinary Shares issued in the Private Placement, the “Shares”), or pre-funded warrants in lieu of Shares to purchase Ordinary Shares (the “Pre-Funded Warrants” and the Ordinary Shares issuable upon exercise thereof, the “Pre-Funded Warrant Shares” and, together with the Shares and the Pre-Funded Warrants, the “Securities”) at a purchase price of $1.00 per Share or $0.999 per Pre-Funded Warrant in lieu thereof. The Purchasers have agreed to pay the applicable purchase price in U.S. dollars, Tether (USDT), or a combination thereof.

Each Pre-Funded Warrant has an exercise price of $0.001 per Ordinary Share, is immediately exercisable, may be exercised at any time and has no expiration date. The exercise price and the number of Pre-Funded Warrant Shares issuable upon exercise of each Pre-Funded Warrant are subject to appropriate adjustment in the event of certain share dividends, share splits, share combinations or similar events affecting the Ordinary Shares. The Pre-Funded Warrants may not be exercised if, after giving effect to such exercise, the aggregate number of Ordinary Shares beneficially owned by the holder thereof (together with its affiliates and certain attribution parties) would exceed a specified beneficial ownership limitation; provided, however, that a holder may increase or decrease such beneficial ownership limitation by giving notice to the Company (with any increase becoming effective only after 61 days), but not to any percentage in excess of 9.99%.

The initial closing of the Private Placement occurred prior to the opening of trading on the Nasdaq Capital Market on November 24, 2025 (the “Initial Closing Date”), and the final closing of the Private Placement is expected to occur after the close of trading on the Nasdaq Capital Market on November 24, 2025 (the “Final Closing Date”), subject to the satisfaction of customary closing conditions.

In connection with the Private Placement, the Company announced that it will use the proceeds of the Private Placement to implement its long-term digital asset treasury strategy designed to support its operational needs while aligning its reserve management practices with the development of the RAIN ecosystem. Under the Company’s digital asset treasury strategy, the Company intends to maintain a portfolio composed primarily of RAIN tokens, together with a complementary allocation to stablecoins and other short-duration digital assets intended to provide liquidity and capital stability. Pursuant to the Securities Purchase Agreement, the Company has agreed to use substantially all of the net proceeds from the Private Placement to purchase RAIN and for the establishment of the Company’s cryptocurrency treasury operations with respect to the Company’s digital asset treasury strategy, as well as to pay all transaction fees and expenses.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties and termination provisions.

Pursuant to the Securities Purchase Agreement, the Company has agreed to certain restrictions on the issuance and sale of the Company’s securities for a period beginning on the date of the Securities Purchase Agreement until the thirtieth (30th) day following the Final Closing Date.

The offer and sale of the Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and have been offered and will be sold pursuant to the exemption from registration provided for under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder. The Company relied on this exemption from registration based in part on representations made by the Purchasers, including that each purchaser is an “accredited investor” as defined Rule 501(a) promulgated under the Securities Act. The Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Registration Rights Agreement

In connection with the Private Placement, the Company and the Purchasers have agreed to enter into a Registration Rights Agreement (the “Registration Rights Agreement”), providing for the registration of the Shares and the Pre-Funded Warrant Shares for resale on a registration statement (the “Resale Registration Statement”) to be filed by the Company with the Securities and Exchange Commission (the “SEC”) no later than the 30th calendar day following the Final Closing Date. The Company has agreed to use reasonable best efforts to cause the Resale Registration Statement to be declared effective as promptly as possible and to keep the Resale Registration Statement continuously effective until the earlier of (i) the date on which the Purchasers shall have resold or otherwise disposed of all the securities covered thereby, or (ii) the date on which the Securities may be resold by the Purchasers without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 or any other rule of similar effect.

The foregoing descriptions of the Securities Purchase Agreement, Registration Rights Agreement and the Pre-Funded Warrant are only summaries and are qualified in their entirety by reference to the complete text of the forms of Securities Purchase Agreement, Registration Rights Agreement and Pre-Funded Warrant, which are filed as Exhibit 10.1, Exhibit 10.2 and Exhibit 4.1, respectively, to this Current Report on Form 6-K and incorporated by reference herein.

Treasury Management Agreement

On November 20, 2025, the Company entered into an asset management agreement (the “Treasury Management Agreement”) with Elinnovation Labs Ltd., a company organized under the laws of the State of Israel (the “Asset Manager”). Pursuant to the Treasury Management Agreement, the Company appointed the Asset Manager to provide asset management services with respect to certain cash proceeds of the Private Placement and the Company’s future securities offerings and other capital the Company may from time to time designate, together with digital assets and other assets acquired with or in respect of such proceeds (the “Account Assets”) held in accounts and cryptocurrency wallets controlled by the Company.

As compensation for its services, the Asset Manager is entitled to specified management fees. Subject to the terms of the Treasury Management Agreement, the Asset Manager is responsible for its own overhead and for the fees and expenses of any custodian, and the Company is obligated to reimburse only certain pre-approved, reasonable and documented out-of-pocket expenses incurred on the Asset Manager’s behalf.

The Treasury Management Agreement has an initial term of three years and renews for successive one-year periods unless the Company or the Asset Manager terminates or elects not to continue the Treasury Management Agreement in accordance with its terms, including the ability of either party to terminate without cause after the first anniversary upon prior written notice and to terminate earlier for specified causes, including certain acts of fraud, bad faith, gross negligence, material breach or insolvency. The Treasury Management Agreement also contains customary representations, covenants, confidentiality, indemnification and limitation of liability provisions.

The foregoing description of the Treasury Management Agreement is only a summary and is qualified in its entirety by reference to the full text of the Treasury Management Agreement, a copy of which is attached hereto as Exhibit 10.3 and incorporated herein by reference.

Shareholders’ Agreement

On the Final Closing Date, the Company will enter into a Shareholders’ Agreement (the “Shareholders’ Agreement”) with certain of the Purchasers (the “Shareholders”) in connection with the transactions contemplated by the Securities Purchase Agreement. Pursuant to the Shareholders’ Agreement, the Shareholders will agree that they will not transfer any of the Ordinary Shares or Pre-Funded Warrant Shares acquired under the Securities Purchase Agreement (the “Restricted Securities”) during the period beginning on the date of the Shareholders’ Agreement and expiring (i) with respect to 20% of the Restricted Securities, on the effective date of the Resale Registration Statement and (ii) with respect to the remaining 80% of the Restricted Securities, ratably on a daily basis over the six-month period commencing on the six-month anniversary of such date, subject to customary permitted transfers to certain affiliates and estate-planning vehicles that agree to be bound by the Shareholders’ Agreement.

In addition, in consideration of Sobrinia Ltd.’s (“Sobrinia”) efforts in connection with structuring the Company’s digital asset treasury strategy, the Shareholders’ Agreement provides that the Company will issue to Sobrinia a five-year warrant to purchase up to an aggregate of 1,750,000 Ordinary Shares at an exercise price of $1.00 per share (the “Lead Investor Warrants”). The Shareholders’ Agreement also includes certain use-of-proceeds covenants relating to the Company’s digital asset treasury strategy, provides that each Shareholder agrees to vote its shares in favor of specified amendments to the Company’s articles of association and indemnification arrangements for directors and officers at an extraordinary general meeting of shareholders to be convened following the closing of the Private Placement, and grants an irrevocable proxy to the Company’s chairman to vote such shares in favor of such matters if a Shareholder does not do so.

The offer and sale of the Lead Investor Warrants and the Ordinary Shares issuable upon exercise thereof have not been registered under the Securities Act or any state securities laws and have been offered and will be sold pursuant to the exemption from registration provided for under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder. The Company relied on this exemption from registration based in part on representations made by Sobrinia, including that it is an “accredited investor” as defined Rule 501(a) promulgated under the Securities Act. The Lead Investor Warrants may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements

The foregoing descriptions of the Shareholders’ Agreement and Lead Investor Warrants are only summaries and are qualified in their entirety by reference to the complete text of the forms of the Shareholders’ Agreement and Lead Investor Warrants, which are filed as Exhibit 10.4 and Exhibit 4.2, respectively, to this Current Report on Form 6-K and incorporated by reference herein.

Option to Purchase RAIN

On November 13, 2025, in connection with the Company’s digital asset treasury strategy, the Company entered into an agreement with the RAIN foundation pursuant to which it obtained an exclusive option (the “RAIN Option”) to purchase up to an aggregate of $918.0 million of RAIN tokens. The RAIN Option is exercisable, in whole or in part, at the Company’s discretion at a price of $0.003311 per RAIN token at any time prior to December 1, 2026. The Company may exercise the RAIN Option in one or more tranches by delivering an exercise notice to the RAIN foundation and paying the applicable aggregate exercise price in cash. Any portion of the RAIN Option that remains unexercised as of December 1, 2026 will automatically terminate in accordance with its terms. The Company does not intend to use the proceeds from the Private Placement to purchase RAIN tokens under the RAIN Option.

Equity Compensation

In connection with the Private Placement and effective upon its closing, the Company’s Board of Directors approved the vesting of all unvested equity-based awards (consisting of options and restricted share units) held by the Company’s employees, officers and Executive Chairman, in each case that are outstanding upon consummation of the Private Placement.

Risk Factors

In connection with the Company’s adoption of its digital asset treasury strategy, the Company is filing certain updated risk factors disclosure applicable to its business for the purpose of supplementing and updating disclosures contained in the Company’s prior public filings, including those discussed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024. The supplemental updated risk factors are filed herewith as Exhibit 99.1 and are incorporated herein by reference.

Press Release

On November 24, 2025, the Company issued a press release announcing the Private Placement and related transactions, including the launch of its digital asset treasury strategy. The Company intends to pursue its new digital asset treasury strategy together with its existing clinical operations focused on the development of AllocetraTM. The press release is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

Investor Presentation

In connection with the Private Placement, the Company delivered an investor presentation (the “Investor Presentation”) to potential investors on a confidential basis. The Investor Presentation is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

ATM Sales Agreement

On November 24, 2025, the Company entered into an At-The-Market Sales Agreement (the “ATM Agreement”) with BTIG, LLC, (the “Agent”), pursuant to which the Company may elect to sell, from time to time, to or through the Agent, Ordinary Shares having an aggregate offering price of up to $299,553,108 (“ATM Shares”).

Any potential sale of ATM Shares will be made pursuant to the Company’s effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333- 286956) filed by the Company with the SEC on May 2, 2025 and declared effective on May 12, 2025, as supplemented by a prospectus supplement dated November 24, 2025 (such prospectus, as supplemented by such prospectus supplement, the “Prospectus”) filed with the SEC pursuant to Rule 424(b) under the Securities Act.

If the Company elects from time to time to sell ATM Shares under the Prospectus, such sales may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, the existing trading market for the Ordinary Shares, or any other existing trading market in the United States for the Ordinary Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Agent has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices to sell the ATM Shares pursuant to the ATM Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to sell any ATM Shares under the ATM Agreement. The ATM Agreement will terminate upon the earliest of (a) the sale of all of the ATM Shares and (b) the termination of the ATM Agreement by the Agent or the Company, as permitted therein.

The Company has agreed to pay the Agent an aggregate commission of 3.0% of the gross sales price from each sale of ATM Shares by the Agent pursuant to the ATM Agreement and has agreed to customary indemnification and contribution rights in favor of the Agent.

Additionally, the Company has agreed to reimburse the Agent for certain specified expenses in connection with entering into the ATM Agreement and ongoing sales thereunder. The ATM Agreement contains customary representations and warranties and conditions to the sale of the ATM Shares thereunder.

The foregoing description of the ATM Agreement is only a summary and is qualified in its entirety by reference to the complete text of the ATM Agreement, which is filed as Exhibit 10.5 to this Current Report on Form 6-K and incorporated by reference herein.

A copy of the opinion of FISCHER (FBC & Co.) regarding the validity of the ATM Shares is filed as Exhibit 5.1 to this Report on Form 6-K and is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-286956) filed with the SEC.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to” and other words of similar meaning, including statements relating to the anticipated benefits and timing of the completion of the Private Placement and related transactions, the intended use of proceeds from the Private Placement, the assets to be held by the Company, the expected future market, price and liquidity of the digital assets the Company acquires, the macro and political conditions surrounding digital assets, the Company’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and the expected financial impacts of the Private Placement described herein. Each forward-looking statement contained in this report is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others; failure to realize the anticipated benefits of the proposed digital asset treasury strategy; changes in business, market, financial, political and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price of RAIN and other cryptocurrencies; the risk that the price of the Company’s ordinary shares may be highly correlated to the price of the digital assets that it holds; risks related to increased competition in the industries in which the Company does and will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, as well as those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this report speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, the Lead Investors Warrants or the ATM Shares or any other securities, nor shall there be any offer, solicitation, or sale of any such securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The information contained in this Current Report on Form 6-K, other than the information under the headings “Press Release” and “Investor Presentation” and Exhibits 99.2 and 99.3, is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-286956), filed with the SEC.

Exhibit No.
4.1	Form of Pre-Funded Warrants
4.2	Form of Lead Investor Warrants
5.1	Opinion of FISCHER (FBC & Co.), Israeli Counsel to the Company
10.1	Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Treasury Management Agreement
10.4	Form of Shareholders’ Agreement
10.5	ATM Sales Agreement
23.1	Consent of FISCHER (FBC & Co.), Israeli Counsel to the Company (included in Exhibit 5.1)
99.1	Supplemental Risk Factors
99.2	Press Release
99.3	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: November 24, 2025